UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CATERPILLAR®

FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 23, 2002**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following is Caterpillar Inc.'s prepared statements from the results webcast held on January 23, 2002. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Opening Remarks

Good morning and welcome to Caterpillar's Fourth Quarter 2001 results conference call. I'm Jim Anderson, Director of Investor Relations.

With me is Lynn McPheeters, Vice President and Chief Financial Officer. We will address your questions during the Q&A portion of today's call.

This morning I'll cover our fourth quarter results, discuss a couple of special topics, review our outlook, go over the usual dealer retail numbers and wrap up with the Q & A. Certain information we will be discussing is forward looking and involves uncertainties that could impact expected results. A discussion of those uncertainties is in a form 8-K filed with the Securities & Exchange Commission today. OK, let's start with the fourth quarter results.

Fourth Quarter Results

As you know, this morning we reported fourth-quarter sales and revenues of $5.10 billion and profit per share of 76 cents, excluding pre-tax nonrecurring charges of $153 million. For the year sales and revenues were $20.45 billion and profit per share was $2.60, excluding the nonrecurring charges.

SALES and REVENUES were down $18 million from fourth quarter 2000, as a very slight volume increase for Machinery and Engines was more than offset by decreased prices. Revenues of the Financial Products Division increased 8%.

Excluding the effects of currency, worldwide machine and engine price realization was very slightly negative for the fourth quarter and flat for the full year compared with 2000. The fourth quarter price realization impact was mostly attributable to engine pricing on truck engines and electric power units.

PROFIT was the same in the fourth quarter of 2001 and 2000, excluding the nonrecurring items. The deterioration in pricing was offset by favorable Other Income & Expense items with the largest item being reduced currency losses. Other items included gains on the sale of assets and the favorable settlement of a lawsuit.

The nonrecurring items were announced in December. One related to an agreement with AGCO to acquire the design, assembly and marketing of the Challenger farm tractors and the other to a reduction of more than 900 people through the closure of a Perkins engine facility and a plan to reduce employment at selected U.S. business units. The reserve for the AGCO agreement recorded in the fourth quarter was $81 million. The reserve for the employee reductions and plant closings was $72 million. As we said in December we expect both of these items to have a slightly accretive impact on 2002 results.

As a matter of interest, currency had a favorable impact of 11 cents per share for the quarter and 26 cents per share for the year. This includes the net effect of currency on sales and costs and lower currency translation and hedging losses reported in Other Income & Expense. Most of this favorable impact of currency occurred in the Other Income & Expense category.

Cost reduction for the year was in excess of $125 million on a pre-tax basis, related to material cost reductions and 6 Sigma benefits.

Now, I'll provide some comments on North American rental fleets and used equipment.

North American dedicated rental fleet utilization on a twelve- month rolling basis is continuing to run at a very strong rate -- about 65% -- which is about 3 points higher than a year ago.

Rental rates for the rolling twelve months through December are slightly lower than a year ago as construction slowed and other rental firms continued to compete for business by reducing rates.

Overall, units in dedicated dealer rental fleets are up about 4% from a year ago. Dedicated dealer rental fleets consist of Rent-to-Rent units and Cat Rental Stores.

- Rent-to-Rent units, which currently make up about 60% of the units in dealer rental fleets are down about 2% from a year ago.
- The Cat Rental Stores, which generally rent smaller machines for shorter time periods, currently have about 40% of the rental units in dealer fleets. These fleets continue to grow and are up about 15% from a year ago.

North American dealers added 50 Rental Stores in 2001 for a total of 345 stores at year-end. About 30 more are expected in 2002.

In the Europe/Africa/Middle East region, dealers had 682 rental outlets, 154 of which were converted to the Cat Rental Store identity at year-end 2001. In Latin America, we had 81 stores and 11 in Asia/Pacific. At year-end 2002, we are expecting about 1,210 rental outlets throughout the world. Of these, 375 stores in North America and about 320 in the rest of the world will have the Cat Rental Store identity.

North American used equipment prices trended down in the third quarter from historic high levels for most machines. We expect continued weakness in the near term. This used equipment reporting lags one quarter from the current quarter.

Before I get into the outlook, I want to comment on two special topics that I think will be of interest.

First, is an update on 6 Sigma. In our 2000 Annual Report Glen Barton, our CEO, stated that we would become the benchmark for institutionalizing 6 Sigma deployment excellence and we have, as confirmed by outside experts. We are the first company to globally launch 6 Sigma at all company business units simultaneously and deliver first-year benefits in excess of our training and deployment costs, which were $30 million in 2001. 6 Sigma is rapidly becoming the way we work at Caterpillar and will be the driving force behind our financial and quality improvements in the future. We have also begun training 10 dealers and about 40 suppliers in 6 Sigma as we drive continuous improvement throughout our extended value chain. Although I'm not going to give any specific numbers, our target for 6 Sigma benefits in 2002 is substantially higher than what we achieved in 2001.

Second, I'll give you an update on our engine business, which I've been doing for the past several quarters because of its significance to our results and future growth.

Overall, engine sales for the year of $6.9 billion were down $187 million as higher sales in the electric power, petroleum and marine sectors were offset by a substantial drop in truck engine sales and increased price competition in both truck engines and electric power. Truck engine sales for the year were down about one-third from 2000 levels, with medium-duty engines down nearly 20% and heavy-duty engines down about 40%. We expect industry sales of heavy-duty truck engines in North America, which excludes Mexico, to be down about 10% in 2002, with continued weakness in the first half and a pickup beginning about midyear as the U.S. and Canadian economies begin to improve.

After six consecutive years of 20%+ growth in sales of electric power, the rate of growth slowed considerably to about 5% in 2001. This abrupt slowing of growth was caused by the global economic recession, a collapse in sales to internet service providers, a steep drop in sales to traditional telecom customers, a stabilization of electric rates and availability in California, and yearlong mild weather in North America. However, inquiry and quote activity has returned to a high level. Expectations for 2002 are for sales to reach another record level, but at a growth rate of 10% or less. Improvement in the global economies will be needed before moving back to the 20% growth rate. Due to the weak economies around the world the first half of 2002 and the first quarter, in particular, will be extremely weak.

The total number of Cat electric power units operating worldwide is over 300 thousand. The global rental power fleet is about 9,000 units with a generating capacity of about 5,500 megawatts.

The petroleum business began picking up in late 2000 and continued that growth throughout 2001. Capital spending by the oil & gas companies was strong for exploration, production, gas compression, and well servicing. Caterpillar's leadership position in the petroleum sector continued as sales increased nearly 30% in 2001. Sales are expected to continue growing in 2002 outside North America, partly offset by a decline in North America.

To wrap up my comments on the engine business, here's a brief update on our Advanced Combustion Emissions Reduction Technology, or ACERT. We are continuing on our developmental path with ACERT and are very comfortable with our progress and what ACERT will deliver to our customers in terms of emissions, engine performance and value. As you probably know, the EPA recently issued its proposal on non-conformance penalties for on-highway diesel engines. We strongly believe that it is premature and highly speculative to estimate the impact on Cat or any other engine manufacturer at this point.

The EPA proposal is just that, a proposal, subject to public comment over the next two months and finalization by the EPA. It's not unusual to have significant changes from the proposal stage to the final document.

We will continue to reduce emissions, even though we won't be fully compliant by October 1. It is still too early to estimate what the emissions level will be 9 months from now.

We will continue to point out to the EPA and to the District Court in Washington D.C. that our engines will not have defeat devices that allow an engine to bypass emission controls under certain operating conditions. The path that our competitors are taking to produce compliant engines, the cooled exhaust gas recirculation path, may require the use of these devices. These cooled EGR engines could be bypassing emission controls for up to 40% of their operating time and producing emissions that are significantly above compliance levels. It is patently unfair to deem these engines as compliant with the October 2002 emissions requirements while requiring Cat to pay NCPs for engines that may be at similar emissions levels.

In summary, the NCPs are intended to level the competitive playing field by increasing costs for engine manufacturers who have not invested in technology so that they do not have any competitive or cost advantage over a compliant engine manufacturer, who must recover significant R&D costs for being compliant. We believe that Caterpillar is far and away the industry leader in technology and emissions reductions. In 2001 alone R&D expenditures were nearly $700 million, the majority of which is for engines. We've reduced emissions for our on-highway truck engines by more than 90% in the last decade. Our ACERT-equipped engines will maintain current performance, fuel economy, durability, and reliability characteristics and will lead the way to another 90% reduction in emissions by 2007. Our research indicates that cooled EGR technology cannot achieve any of those characteristics. We continue our work on ACERT feeling confident that our customers will have the best technology and value with Cat engines.

Now, for the **OUTLOOK**….

World economic growth and the growth in industrial production are expected to improve gradually in 2002 from very weak activity levels at the beginning of the year. In this environment, company sales and revenues are forecast to be about flat with 2001. Sales in all worldwide geographic regions are expected to be about flat to slightly lower.

Despite the flat sales outlook, profit is expected to be up slightly from 2001, excluding the nonrecurring charges, because of the continuing actions to reduce costs and improve efficiencies.

We expect significantly lower profit in the first half, particularly, the first quarter. Full details of the outlook for 2002 are contained in the company's press release issued today.

Guidance with respect to selected items for Machinery & Engines in 2002 is as follows. For SG&A expense, between 11.5 and 12% of sales; and between 3.5 and 4% of sales for R&D expense. Those two items were 11.7% and 3.7% of sales, respectively, in 2001. Overall, any spending increases will be more than offset by cost reduction in 2002 as the benefits of 6 Sigma accelerate. The 2002 estimated annual tax rate is expected to be 30%. The estimated impact in 2002 from the SFAS 142 change to no longer amortize goodwill is an increase in profit per share of 15 cents. The estimated impact of increased pension expense due to a reduction in return on plan assets for 2001 and increased postretirement benefit costs is a decrease in profit per share of 35 cents in 2002.

Capital expenditures for Machinery & Engines are expected to be about $1.1 billion in 2002, about the same as capex in 2001.

For depreciation and amortization expense, expectations are about $900 million, about $65 million higher than 2001's expense.

Average retail price increases that have been announced for 2002 are less than 1% for machines and parts, and flat for engines. Again, these are average prices since the actual price change will vary slightly by model and geographic region.

Retail Numbers

Now I'll review dealer retail machine numbers and reciprocating and turbine engine sales to users and OEM's. Please remember that all comparisons are based on constant dollars.

Retail Sales of Machines for the 3 months ending December 2001 compared with the same 3 months of 2000:

Asia Pacific	EAME	Latin America	Subtotal	North America	World
UP 8-15 %	Flat	UP 8-15%	UP 2-7%	UP 2-7%	UP 2-7%

For the full year every marketing region was up in the 2-7% range.

For the 3 months ending December 2001 compared with the same 3 months of 2000, total **Reciprocating and Turbine Engine Sales to Users and OEM's** were as follows:

Electric Power	Industrial Engines	Marine Engines	Truck Engines	Oil & Gas	Total
DN Less Than 2%	DN 2-7%	UP 8-15%	DN 2-7%	UP 8-15%	UP 2-7%

Now, let's turn to **Dealer Machine Inventories**. First, sequentially, comparing December with November 2001.

Asia Pacific	EAME	Latin America	Subtotal	North America	World
DN 2-7%	DN 16-24%	UP 8-15%	DN 8-15%	DN 8-15%	DN 8-15%

Next, year over year, comparing December 2001 with December 2000.

Asia Pacific	EAME	Latin America	Subtotal	North America	World
DN 8-15%	DN 8-15%	DN 16-24%	DN 8-15%	DN 2-7%	DN 2-7%

Dealer inventories of new machines were down on a worldwide basis about $150 million, most of which occurred in the fourth quarter. About 25% of the decrease was in North America, with the balance of the decrease being fairly evenly spread throughout the other three regions outside North America. Our expectation for 2002 is for dealer new machine inventories to decrease in the $100 to $200 million range on a worldwide basis.

Asia Pacific dealer new machine inventories are at 3.7 months of sales, which is up from 3.5 months a year ago.

Europe/Africa/Middle East dealers are at 3.0 months of sales, down from 3.4 months a year ago.

Dealer new machine inventories in Latin America are at 4.1 months of sales, the same as a year ago.

Dealer new machine inventories for the subtotal of these three regions outside North America are at 3.3 months of sales, which is down from 3.5 months a year ago.

North American dealer machine inventories are at 3.3 months of sales, up from 3.2 months.

Overall, on a worldwide basis, dealer machine inventories are at 3.4 months of sales, the same as a year ago.

The number of months of sales in inventory in all regions has been increasing for the past couple of months because the short-term sales forecast used to calculate the number of months has deteriorated along with the short-term, worldwide macroeconomic picture.

The retail statistics for December are also available on voice mail through February 15 by calling 309-675-8000.

Before I move to the Q&A, I'll briefly summarize our 2001 performance. The economic picture around the world was again very challenging, with the U.S. economy being in recession and further impacted by the tragic terrorist attacks of September 11. The overall U.S. construction equipment industry was extremely weak and the heavy-duty truck market was less than one-half of what it was 18 months ago. Worldwide metals mining, forestry and ag markets continued to be depressed. On the positive side, engine sales into the electric power and petroleum markets continued to grow. Machine sales into the coal mining and heavy construction sectors were strong. Also, our financial products and logistics businesses continued to show significant revenue and profit growth.

The fact that we delivered on our forecast, excluding the nonrecurring items, in another year filled with challenges around the world, while at the same time continuing our financial commitment to long-term growth and cost reduction, demonstrates that our diversification strategy is working. Caterpillar is a much different and more diversified company than we were 10 years ago.

Q&A

OK, now it's time to move to the Q&A portion of the call. In the interest of time and fairness to others, please limit yourself to one question and one follow up. First question please...

Closing

It's been a pleasure sharing Caterpillar's results with all of you this morning. If you didn't get your questions asked today, please call me. Thanks for your interest in Caterpillar. Goodbye.

SAFE HARBOR STATEMENT UNDER THE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained in our 2001 Fourth Quarter and Year-End Financial Release and related prepared statements from the results webcast are forward looking and involve uncertainties that could significantly impact results. The words "believes," "expects," "estimates," "anticipates," "will be" and similar words or expressions identify forward-looking statements made on behalf of Caterpillar. Uncertainties include factors that affect international businesses, as well as matters specific to the Company and the markets it serves.

World Economic Factors
Our current outlook calls for a recovery in the U.S. economy in 2002. Our outlook assumes that the events of September 11th and the resulting impact on the economy were a one-time event and that there will be no further events of this magnitude. If, however, there are other significant economic shocks or sequence of shocks, there could be a more protracted negative impact on consumer spending and housing starts, which would negatively impact company results.

U.S. growth is expected to be on track for flat to slightly positive growth in the first quarter, followed by stronger growth in the second, and gaining momentum in the third and fourth quarters of 2002. Should recent interest rate and tax reductions fail to stimulate the U.S. economy as expected, leading to an extended recession, then sales of machines and engines may decline in 2002. The outlook also projects that economic growth is expected to improve in Asia Pacific, Europe, Africa & Middle East and Latin America. If, for any reason, these projected growth rates do not improve, sales would likely be lower than anticipated in the affected region. Recent economic weakness in Japan is leading to lower than expected growth in the Asia Pacific region, particularly Southeast Asia. In general, renewed currency speculation, significant declines in the stock markets, further oil or energy price increases, political disruptions or higher interest rates could result in weaker than anticipated economic growth and worldwide sales of both machines and engines could be lower than expected as a result. Economic recovery could also be delayed or weakened by growing budget or current account deficits or inappropriate government policies.

In particular, our outlook assumes that Europe, the United Kingdom and Canada implements and commits to maintain economic stimulus measures and that the Japanese government remains committed to stimulating their economic recovery with appropriate monetary and fiscal policies. The Japanese economy continues to show weakness, and this is having a negative impact on the outlook for the Asia Pacific region for 2002. The outlook also assumes that the Brazilian government follows through with promised fiscal and structural reforms; and that the Argentina crisis is confined to only Argentina, and does not spill over to negatively impact growth prospects in neighboring countries. If negative spill over effects become amplified, this could result in greater regional economic and financial uncertainty and weaker regional growth. Our outlook also assumes that currency and stock markets remain relatively stable, and that average world oil prices fluctuate in a range of $20 to $25 a barrel. If commodity and/or currency markets experience a significant increase in volatility, and/or stock markets do not recover, uncertainty would increase, both of which would probably result in slower economic growth and lower sales. In addition, an eruption of political violence in the Middle East could lead to oil supply disruptions and resumed upward pressure on oil prices. In this case inflation pressures would move up again and interest rates would be higher than currently projected, leading to slower world economic growth and lower company sales.

The Russian economy has improved, but political and economic uncertainty remains high and an unexpected deterioration could impact worldwide stock or currency markets, which in turn could weaken company sales.

Commodity Prices
The outlook for our sales also depends on commodity prices. Our outlook for an improvement in world economic growth in 2002 suggests that industrial metals prices would start to see a recovery no later than the second half of 2002. Recent declines in industrial production in Europe and Japan have exacerbated the depth and duration of the expected slowdown, and industrial metal prices continue to experience downward pressure. As a result, machine sales to the industrial metals area could come under downward pressure through the first half of 2002. Oil prices declined, as expected, from an average of about $30 to $32 a barrel in 2000 to an average of $25 to $30 a barrel in 2001. We are expecting an average of $20 to $25 a barrel in 2002. Agricultural prices are projected to be up slightly in 2002. Based on this forecast, equipment sales into sectors that are sensitive to crude oil prices (oil, coal and natural gas) are expected to be down only moderately in 2002.

Extended weakness in world economic growth could lead to sharp declines in commodity prices and lower than expected sales to the industrial metals and agriculture sectors.

Monetary and Fiscal Policies
For most companies operating in a global economy, monetary and fiscal policies implemented in the U.S. and abroad could have a significant impact on economic growth, and, accordingly, demand for a product. In the United States, the Federal Reserve moved aggressively to reduce interest rates in 2001. This action, together with federal tax cuts is expected to stimulate a recovery in U.S. growth in 2002. On the other hand, the European Central Bank has not yet lowered interest rates aggressively in response to slower economic growth and a weak agriculture sector in 2001, and machine and engine demand in Europe is likely to be lower in 2002.

In general, higher than expected interest rates, reductions in government spending, higher taxes, significant currency devaluations, and uncertainty over key policies are some factors likely to lead to slower economic growth and lower industry demand. The current outlook is for higher year over year U.S. growth in 2002, with flat to slightly positive growth in the first quarter of 2002 followed by stronger growth in the second quarter and gaining momentum in the third and fourth quarters of 2002. If, for whatever reason, the U.S. recession extended into 2002, and/or there was a setback leading to negative growth in the second, third or fourth quarters of 2002 then demand for company products could fall in the U.S. and Canada and would also be lower throughout the rest of the world.

Political Factors
Political factors in the U.S. and abroad have a major impact on global companies. In 2001, the U.S. Congress enacted a tax cut with the first reductions effective in the third and fourth quarters of 2001 and with additional benefits in 2002, which should have a positive impact on the U.S. economy. The Company is one of the largest U.S. exporters as a percentage of sales. International trade and fiscal policies implemented in the U.S. this year could impact the Company's ability to expand its business abroad. U.S. foreign relations with certain countries and any related restrictions imposed could also have a significant impact on foreign sales. There are a number of significant expected political developments in Latin America, Asia, and Europe, Africa and the Middle East which are expected to take place in 2002 that could affect U.S. trade policies and/or de-stabilize local market conditions leading to lower company sales. In particular, renewed political uncertainty in Japan is contributing to a decline in business confidence, asset values and capital investment there. In addition, significant political and economic instability persists in Argentina. Our outlook assumes that the effects of this instability will be confined to Argentina and not spread to other countries in the region. Our outlook also assumes that stability will ultimately be restored in Argentina through democratic means. If, however, the instability persists, worsens or spreads to other countries in the region, it could materially impact company sales into Argentina and other countries in the region.

Currency Fluctuations

Currency fluctuations are also an unknown for global companies. The Company has facilities in major sales areas throughout the world and significant costs and revenues in most major currencies. This diversification greatly reduces the overall impact of currency movements on results. However, if the U.S. dollar strengthens against foreign currencies, the conversion of net non-U.S. dollar proceeds to U.S. dollars would somewhat adversely impact the Company's results. Further, since the Company's largest manufacturing presence is in the U.S., a sustained overvalued dollar could have an unfavorable impact on our global competitiveness.

Dealer Practices

A majority of the Company's sales are made through its independent dealer distribution network. Dealer practices, such as changes in inventory levels for both new and rental equipment, are not within the Company's control (primarily because these practices depend upon the dealer's assessment of anticipated sales and the appropriate level of inventory) and may have a significant positive or negative impact on our results. In particular, the outlook assumes that dealer inventories of new machines will be slightly lower at the end of 2002 than at the end of 2001. If dealers reduce inventory levels more than anticipated, company sales will be adversely impacted.

Other Factors

The rate of infrastructure spending, housing starts, commercial construction and mining play a significant role in the Company's results. Our products are an integral component of these activities and as these activities increase or decrease in the U.S. or abroad, demand for our products may be significantly impacted. In 1999, the six-year Federal highway bill did not boost U.S. sales as much as anticipated due to delays in getting major capital projects for highways underway. In 2000 and 2001, there was a material increase in the volume of highway construction contracts, which had a positive impact on sales of certain types of equipment, and the company expects a similar positive impact of higher highway construction activity on machine sales in 2002. If funding for highway and airport construction in 2002 is reduced or delayed, or is concentrated on areas where company products do not play a significant role, sales could be negatively impacted. We are projecting further increases in highway/airport public spending in 2002. If these spending plans are reduced by Federal and/or state governments, machine sales would be lower than current projections.

Pursuant to a Consent Decree Caterpillar entered into with the United States Environmental Protection Agency ("EPA"), the Company is required to meet certain emission standards by October 2002. The Consent Decree provides, however, for the possibility that diesel engine manufacturers may not be able to meet these standards exactly on that date, and allows companies to continue selling non-compliant engines if they pay non-conformance penalties on those engines. However, EPA is currently in the process of setting new levels for these non-conformance penalties. Our outlook assumes that complying with the Consent Decree will not materially impact our results. If, however, Caterpillar must pay non-conformance penalties and EPA imposes penalty levels higher than anticipated, our profit could be negatively impacted.

Projected cost savings or synergies from alliances with new partners could also be negatively impacted by a variety of factors. These factors could include, among other things, higher than expected wages, energy and/or materials costs, and/or higher than expected financing costs due to unforeseen changes in central bank interest rate policies. Cost savings could also be negatively impacted by unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any of the jurisdictions where the alliances conduct their operations.

Results may be impacted positively or negatively by changes in the sales mix. Our outlook assumes a certain geographic mix of sales as well as a product mix of sales.

The Company operates in a highly competitive environment and our outlook depends on a forecast of the Company's share of industry sales. A reduction in that share could result from pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, a failure to price the product competitively, or an unexpected buildup in competitors' new machine or dealer owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices.

The environment also remains very competitive from a pricing standpoint. Additional price discounting would result in lower than anticipated price realization.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact our outlook. Obvious factors such as general economic conditions throughout the world do not warrant further discussion but are noted to further emphasize the myriad of contingencies that may cause the Company's actual results to differ from those currently anticipated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

January 23, 2002   By: /s/ James B. Buda
                                           James B. Buda
                                           Vice President